SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2017

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

China Distance Education Holdings Limited

Form 6-K

Page
Signature	3
Exhibit 99.1 — Press Release dated November 28, 2017	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: November 29, 2017

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results for Fourth Quarter and Fiscal Year 2017

- Fourth Quarter 2017 Net Revenue Up 9.1% Year-Over-Year to $41.7 Million,

At High-End of Guidance Range -

- Fourth Quarter 2017 Cash Receipts from Online Course Registration Up 22.2% Year-Over-Year to $22.3 Million -

- Declares Annual Special Cash Dividend of $0.1125 per Ordinary Share or $0.45 per ADS -

BEIJING —November 28, 2017 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education and value-added services for professionals and corporate clients in China, today announced unaudited financial results for the fourth quarter and fiscal year 2017 ended September 30, 2017.

Fourth Quarter Fiscal 2017 Financial and Operational Highlights

•	Total course enrollments were 830,000, a decrease of 17.8% from the fourth quarter of fiscal 2016.

•	Cash receipts from online course registration were $22.3 million, a 22.2% increase from the fourth quarter of fiscal 2016.

•	Net revenue increased by 9.1% to $41.7 million from $38.2 million in the prior year period.

•	Gross profit was $25.2 million, flat compared with the prior year period.

•	Non-GAAP[1] gross profit was $25.2 million, flat compared with the prior year period.

•	Gross margin was 60.3%, compared with 65.8% in the prior year period. Non-GAAP[1] gross margin was 60.4%, compared with 65.9% in the prior year period.

•	Operating income decreased by 27.7% to $10.5 million from $14.6 million in the prior year period.

•	Non-GAAP[1] operating income decreased by 25.9% to $11.2 million from $15.1 million in the prior year period.

•	Net income decreased by 52.0% to $5.9 million from $12.2 million in the prior year period.

•	Non-GAAP[1] net income decreased by 43.5% to $7.2 million from $12.7 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.178 and $0.177, respectively, compared with basic and diluted net income per ADS of $0.370 and $0.369, respectively, for the fourth quarter of fiscal 2016. Each ADS represents four ordinary shares.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.219 and $0.218, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.387 and $0.385, respectively, for the fourth quarter of fiscal 2016.

•	Cash flow from operations decreased by 49.8% to $2.9 million from $5.8 million in the fourth quarter of fiscal 2016.

•	Completion of acquisition of 40% equity interest in Beijing Ruida in September 2017.

Fiscal Year 2017 Financial and Operational Highlights

•	Total course enrollments were 3.4 million, a decrease of 8.5% from fiscal year 2016.

•	Cash receipts from online course registration were $109.5 million, a 12.5% increase from fiscal year 2016.

•	Net revenue increased by 11.4% to $131.0 million from $117.5 million in fiscal year 2016.

•	Gross profit increased by 6.3% to $73.6 million from $69.2 million in fiscal year 2016.

•	Non-GAAP[1] gross profit increased by 6.3% to $73.7 million from $69.4 million in fiscal year 2016.

•	Gross margin was 56.2%, compared with 58.9% in fiscal year 2016. Non-GAAP[1] gross margin was 56.3%, compared with 59.0% in fiscal year 2016.

•	Operating income decreased by 26.5% to $21.1 million from $28.7 million in fiscal year 2016.

•	Non-GAAP[1] operating income decreased by 24.5% to $23.2 million from $30.7 million in fiscal year 2016.

•	Net income decreased by 43.2% to $14.9 million from $26.3 million in fiscal year 2016.

•	Non-GAAP[1] net income decreased by 37.4% to $17.7 million from $28.3 million in fiscal year 2016.

•	Basic and diluted net income per American Depositary Share (“ADS”) were $0.453 and $0.448, respectively, compared with basic and diluted net income per ADS of $0.767 and $0.759, respectively, for fiscal year 2016. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS were $0.539 and $0.532, respectively, compared with basic and diluted non-GAAP[1] net income per ADS of $0.829 and $0.818, respectively, for fiscal year 2016.

•	Cash flow from operations decreased by 4.6% to $37.1 million from $38.9 million in fiscal year 2016.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to report fourth quarter fiscal 2017 revenue growth of 9.1% year-over-year, at the high end of our guidance range, driven by the continued robust growth of our accounting vertical and strong growth from the sale of learning simulation software. Our fourth quarter total enrollments declined by 17.8% year-over-year, primarily due to a decline in Accounting Certificate and accounting continuing education course enrollments, as a result of the previously disclosed suspension of the Accounting Certificate examination. Excluding the enrollments of these courses, however, our fourth quarter total enrollments increased by 28.2% year-over-year.

“Despite the adverse impact of the suspension of the Accounting Certificate Examination, we saw healthy growth in total cash receipts from online course registration, which increased by 22.2% year-over-year in the fourth quarter, led once again by strong growth in cash receipts from online accounting course registration of 29.9% year-over-year. Continuing the momentum in cash receipts growth, we are pleased to report that we’ve kicked-off fiscal year 2018 on a positive note, as our total cash receipts from online course registration in the first quarter fiscal 2018 through last week grew over 50% year-over-year.”

Mr. Zhu added, “In-line with our strategy to build out certain practice areas where we see strong growth potential with complementary offerings, in September 2017 we successfully closed our acquisition of a 40% equity interest in Beijing Ruida Chengtai Education Technology Co., Ltd. (‘Beijing Ruida’), a leading provider of exam preparation services for participants in China’s National Judicial Examination, for RMB192 million ($28.8 million) as previously announced. Our early integration efforts have been seamless with Beijing Ruida delivering strong revenue of over RMB190 million during the 2017 National Judicial Examination preparation season. In addition, our investment in Beijing Ruida will enable us to leverage our leading online learning platform to gain a deeper foothold in the legal education services arena.

“We continue to focus on growing our existing industry verticals, and utilizing our resources to broaden our course offerings and services in key disciplines. Our goal is to build industry-leading education verticals that promote our lifelong learning ecosystem, with a commitment to providing best-of-breed content as well as different modalities of learning and solutions to best serve a broad constituency of student and enterprise needs. As we head into fiscal 2018, we remain confident in our ability to deliver superior learning outcomes, expand our service offerings and maximize shareholder value,” Mr. Zhu concluded.

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, said, “The significant year-over-year decrease in our fourth quarter and fiscal year 2017 operating margins was primarily due to increased salaries and related expenses, as well as an increase in advertising and promotional expenses. The softer growth in revenue due to the suspension of the Accounting Certificate Examination also adversely impacted our operating margins. The increase in salaries and related expenses was mainly attributable to an upfront investment in additional headcount ahead of fiscal 2018 to best position CDEL to drive key growth initiatives in the coming quarters. As such, we expect headcount to remain relatively stable over the next few quarters. The increase in our advertising and promotional expenses in the fourth quarter was aimed at driving key growth initiatives as well, and as we have previously indicated, we expect the level of advertising and promotional spending to moderate in fiscal 2018. We are pleased to see early returns from these investments and are encouraged by the acceleration in growth of cash receipts in our fourth quarter fiscal 2017 and in our first quarter fiscal 2018 to date. As always, we strive to maintain operating efficiency while balancing our growth and profitability.”

Dividend

The Company today announced that its Board of Directors has declared a special cash dividend of $0.1125 per ordinary share on its outstanding shares to shareholders of record as of the close of trading on January 12, 2018.

Holders of American Depositary Shares (“ADS”), each representing four ordinary shares of CDEL, are accordingly entitled to a cash dividend of $0.45 per ADS. The depository, Deutsche Bank Trust Company Americas, will charge a fee of $0.02 per ADS when the dividends are distributed on or about January 18, 2018.

Subject to the Company’s ongoing financial performance, cash position, budget and business plan, and market conditions, the Company’s Board of Directors will, on a yearly basis, consider paying a dividend.

Fourth Quarter Fiscal 2017 Financial Results

Net Revenue. Total net revenue increased by 9.1% to $41.7 million in the fourth quarter of fiscal 2017 from $38.2 million in the fourth quarter of fiscal 2016. Net revenue from online education services, books and reference materials, and other sources contributed 76.8%, 5.0% and 18.2%, respectively, of total net revenues for the fourth quarter of fiscal 2017.

Online education services. Net revenue from online education services increased by 5.2% to $32.0 million in the fourth quarter of fiscal 2017 from $30.5 million in the fourth quarter of fiscal 2016, mainly due to relatively higher revenue growth from CDEL’s accounting vertical. In particular, the strong revenue growth of APQE, CPA and practical skills training courses in the accounting vertical more than offset the adverse revenue impact from the suspension of the Accounting Certificate Examination and the downstream effect of this examination suspension on Accounting Continuing Education revenue.

Books and reference materials. Net revenue from books and reference materials decreased by 24.0% to $2.1 million in the fourth quarter of fiscal 2017, from $2.8 million in the fourth quarter of fiscal 2016.

Others. Net revenue from other sources increased by 50.5% to $7.6 million in the fourth quarter of fiscal 2017 from $5.0 million in the fourth quarter of fiscal 2016, primarily due to revenue growth from the sale of learning simulation software.

Cost of Sales. Cost of sales increased by 26.5% to $16.6 million in the fourth quarter of fiscal 2017 from $13.1 million in the fourth quarter of fiscal 2016. Non-GAAP1 cost of sales increased by 26.6% to $16.5 million in the fourth quarter of fiscal 2017 from $13.0 million in the fourth quarter of fiscal 2016. The increase was mainly due to increased salaries and related expenses resulting from a growing number of personnel, as well as increased cost of books and reference materials.

Gross Profit and Gross Margin. Gross profit was $25.2 million in the fourth quarter of fiscal 2017, flat compared with the prior year period. Non-GAAP1 gross profit was $25.2 million, also flat compared with the prior year period. Gross margin was 60.3% in the fourth quarter of fiscal 2017, compared with 65.8% in the fourth quarter of fiscal 2016. Non-GAAP1 gross margin was 60.4% in the fourth quarter of fiscal 2017, compared with 65.9% in the fourth quarter of fiscal 2016.

Operating Expenses. Total operating expenses increased by 35.6% to $14.9 million in the fourth quarter of fiscal 2017, from $11.0 million in the prior year period. Non-GAAP1 total operating expenses increased by 35.9% to $14.3 million in the fourth quarter of fiscal 2017, from $10.6 million in the prior year period.

Selling expenses. Selling expenses increased by 44.2% to $8.9 million in the fourth quarter of fiscal 2017 from $6.2 million in the prior year period. Non-GAAP1 selling expenses increased by 44.4% to $8.9 million in the fourth quarter of fiscal 2017 from $6.2 million in the prior year period. The increase was primarily driven by increased salaries and related expenses, increased advertising and promotional expenses, and increased commissions to online agents.

General and administrative expenses. General and administrative expenses increased by 24.7% to $6.0 million in the fourth quarter of fiscal 2017 from $4.8 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 24.0% to $5.5 million in the fourth quarter of fiscal 2017 from $4.4 million in the prior year period. The increase was mainly due to increased professional fees, as well as other miscellaneous expenses.

Income Tax Expense. Income tax expense decreased by 22.7% to $2.1 million in the fourth quarter of fiscal 2017 from $2.7 million in the prior year period, primarily due to a decrease in taxable income.

Net Income. As a result of the foregoing, net income decreased by 52.0% to $5.9 million in the fourth quarter of fiscal 2017 from $12.2 million in the prior year period. Non-GAAP1 net income decreased by 43.5% to $7.2 million in the fourth quarter of fiscal 2017 from $12.7 million in the prior year period.

Operating Cash Flow. Net operating cash inflow decreased by 49.8% to $2.9 million in the fourth quarter of fiscal 2017 from $5.8 million in the prior year period. The decrease in operating cash inflow was mainly attributable to the decrease in net income before non-cash items generated in the fourth quarter of fiscal 2017. The increase in accounts receivable, prepayments and other current assets, and the decrease in deferred revenue and deferred tax liabilities also contributed to the operating cash outflow. This operating cash outflow was partially offset by the increase in accrued expenses and other liabilities, and income tax payable.

Cash and Cash Equivalents, Term Deposits, Restricted Cash and Short-term Investments. Cash and cash equivalents, term deposits, restricted cash and short-term investments as of September 30, 2017 decreased by 6.3% to $100.6 million from $107.4 million as of June 30, 2017, mainly due to the payment of purchase consideration of 40% equity interest in Beijing Ruida and 10.72% equity interest in Hangzhou Wanting of $28.8 million and $2.6 million, respectively. The decrease was partially offset by operating cash flow generated and a 3-year bank loan of $19.9 million raised in the fourth quarter of fiscal 2017.

Fiscal Year 2017 Financial Results

Net revenue. Total net revenue increased by 11.4% to $131.0 million in fiscal year 2017, from $117.5 million in fiscal year 2016. Net revenue from online education services, books and reference materials, and other sources contributed 72.9%, 6.9% and 20.2%, respectively, of total net revenues for fiscal year 2017.

Online education services. Net revenue from online education services increased by 1.7% to $95.5 million in fiscal year 2017 from $93.9 million in fiscal year 2016.

Books and reference materials. Net revenue from books and reference materials increased by 11.3% to $9.0 million in fiscal year 2017 from $8.1 million in fiscal year 2016.

Others. Net revenue from other sources increased by 70.4% to $26.5 million in fiscal year 2017 from $15.6 million in fiscal year 2016.

Cost of Sales. Cost of sales increased by 18.8% to $57.4 million in fiscal year 2017, from $48.3 million in fiscal year 2016. Non-GAAP1 cost of sales increased by 18.8% to $57.2 million in fiscal year 2017 from $48.2 million in fiscal year 2016.

Gross Profit. Gross profit increased by 6.3% to $73.6 million in fiscal year 2017 from $69.2 million in fiscal year 2016. Non-GAAP1 gross profit increased by 6.3% to $73.7 million in fiscal year 2017 from $69.4 million in fiscal year 2016. Gross margin for fiscal year 2017 was 56.2%, compared with 58.9% in fiscal year 2016. Non-GAAP1 gross margin for fiscal year 2017 was 56.3%, compared with 59.0% in fiscal year 2016.

Operating Expenses. Total operating expenses increased by 31.7% to $54.4 million in fiscal year 2017 from $41.3 million in fiscal year 2016. Non-GAAP1 total operating expenses increased by 32.9% to $52.4 million in fiscal year 2017 from $39.4 million in fiscal year 2016.

Selling expenses. Selling expenses increased by 42.4% to $34.9 million in fiscal year 2017 from $24.5 million in fiscal year 2016. Non-GAAP1 selling expenses increased by 42.5% to $34.8 million in fiscal year 2017 from $24.4 million in fiscal year 2016.

General and administrative expenses. General and administrative expenses increased by 16.0% to $19.5 million in fiscal year 2017 from $16.8 million in fiscal year 2016. Non-GAAP1 general and administrative expenses increased by 17.3% to $17.6 million in fiscal year 2017 from $15.0 million in fiscal year 2016.

Income Tax Expense. Income tax expense decreased by 24.9% to $4.6 million in fiscal year 2017 from $6.2 million in fiscal year 2016.

Net Income. Net income decreased by 43.2% to $14.9 million in fiscal year 2017 from $26.3 million in fiscal year 2016. Non-GAAP1 net income decreased by 37.4% to $17.7 million in fiscal year 2017 from $28.3 million in fiscal year 2016.

Operating Cash Flow. Net operating cash inflow decreased by 4.6% to $37.1 million from $38.9 million in fiscal year 2016.

Outlook

For the first quarter of fiscal 2018, the Company expects to generate total net revenue in the range of $33.6 million to $35.2 million, representing year-over-year growth of approximately 5% to 10%.

For fiscal year 2018, the Company expects to generate total net revenues in the range of $150.6 million to $157.2 million, representing year-over-year growth of approximately 15% to 20%.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

Management will hold a conference call at 8:00 a.m. Eastern Time on Wednesday, November 29, 2017 (9:00 p.m. Beijing Time on November 29, 2017) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US Toll Free: +1-866-519-4004

International: +65-6713-5090

Mainland China: 400-620-8038

Hong Kong: +852-3018-6771

United Kingdom: +44-203-6214-779

Passcode: CDEL or DL

A telephone replay will be available two hours after the call until December 6, 2017 by dialing:

US Toll Free: +1-855-452-5696

International: +61-2-8199-0299

Mainland China: 400-632-2162

Hong Kong: 800-963-117

United Kingdom: 0808-234-0072

Replay Passcode: 3166629

Additionally, a live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education and value-added services for professionals and corporate clients in China. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers professional education courses for participants in the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, practical accounting training courses for college students and working professionals, as well as online language courses and third-party developed online courses. In addition, the Company provides business services to corporate clients, including but not limited to tax advisory, bookkeeping and accounting outsourcing services. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the first quarter and full fiscal year 2018 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the anticipated benefits of strategic growth initiatives, including acquisition and strategic investments such as the acquisition of 40% equity interest in Beijing Ruida, as well as cost control) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: goals and growth strategies; future prospects and market acceptance of the Company’s courses and other products and services; future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; plans to expand and enhance courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet, Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and impairment loss of long-term investments. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses and impairment loss of long-term investments from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited Investor Relations Department Tel: +86-10-8231-9999 ext. 1805 Email: IR@cdeledu.com	The Piacente Group | Investor Relations Brandi Piacente Tel: +1 212-481-2050 Email: DL@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2016 (Derived from Audited)	September 30, 2017 (Unaudited)
Assets:
Current assets:
Cash and cash equivalents	53,677	60,526
Restricted cash	15,547	34,855
Short term investments	1,278	5,261
Accounts receivable, net of allowance for doubtful accounts of US$1,190 and US$661 as of September 30, 2017 and September 30, 2016, respectively	5,454	5,525
Inventories	971	864
Prepayment and other current assets	5,893	10,439
Amount due from a related party	208	—
Deferred tax assets, current portion	1,676	1,654
Deferred cost	1,118	711

Total current assets	85,822	119,835

Non-current assets:
Property, plant and equipment, net	13,908	14,022
Goodwill	29,392	29,459
Long term investments	3,079	43,631
Other intangible assets, net	11,675	9,947
Deposit for purchase of non-current assets	1,116	641
Other non-current assets	3,928	7,016

Total non-current assets	63,098	104,716

Total assets	148,920	224,551

Liabilities and equity:
Current liabilities:
Bank borrowings	15,551	29,965
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$31,684 and US$26,279 as of September 30, 2017 and September 30, 2016, respectively)	30,564	38,767
Amount due to a related party	—	1,648
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,641 and US$3,353 as of September 30, 2017 and September 30, 2016, respectively)	5,308	6,750
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$49,575 and US$35,437 as of September 30, 2017 and September 30, 2016, respectively)	36,332	50,506
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,074 and US$862 as of September 30, 2017 and September 30, 2016, respectively)	862	1,074

Total current liabilities	88,617	128,710

Non-current liabilities:
Deferred tax liabilities, non-current portion	3,831	3,099
Long-term bank borrowing	—	19,930

Total non-current liabilities	3,831	23,029

Total liabilities	92,448	151,739

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2017 and September 30, 2016, respectively; Authorized –500,000,000 shares at September 30, 2017 and September 30, 2016, respectively; Issued and outstanding –131,854,773 and 131,729,773 shares at September 30, 2017 and September 30, 2016, respectively)	13	13
Additional paid-in capital	15,697	19,097
Accumulated other comprehensive loss	(3,418)	(3,367)
Retained Earnings	32,944	33,040

Total China Distance Education Holdings Limited shareholder’s equity	45,236	48,783
Noncontrolling interest	11,236	24,029

Total equity	56,472	72,812

Total liabilities and equity	148,920	224,551

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2016	2017
Sales, net of business tax, value-added tax and related surcharges:
Online education services	30,454	32,045
Books and reference materials	2,755	2,093
Others	5,030	7,570
- Sale of learning simulation software	1,910	2,930
- Business start-up training services	946	1,102
- Others	2,174	3,538

Total net revenues	38,239	41,708

Cost of sales
Cost of services and others	(11,835)	(14,513)
Cost of tangible goods sold	(1,250)	(2,042)

Total cost of sales	(13,085)	(16,555)

Gross profit	25,154	25,153

Operating expenses
Selling expenses	(6,175)	(8,906)
General and administrative expenses	(4,841)	(6,037)

Total operating expenses	(11,016)	(14,943)
Other operating income	445	328

Operating income	14,583	10,538
Impairment loss from long-term investments	—	(679)
Interest income	255	375
Interest expense	(118)	(615)
Exchange gain (loss)	243	(1,429)

Income before income taxes	14,963	8,190
Income tax expense	(2,653)	(2,051)
Loss from equity method investment	(91)	(34)

Net income	12,219	6,105
Net loss (income) attributable to noncontrolling interest	6	(239)

Net income attributable to China Distance Education Holdings Limited	12,225	5,866

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.093	0.044
Diluted	0.092	0.044

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.370	0.178
Diluted	0.369	0.177

Weighted average shares used in calculating net income per share:
Basic	131,546,652	131,517,541
Diluted	132,362,078	132,197,374

China Distance Education Holdings Limited

Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2016	2017
	(Derived from Audited)	(Unaudited)
Sales, net of business tax, value-added tax and related surcharges:
Online education services	93,923	95,503
Books and reference materials	8,067	8,980
Others	15,558	26,505
- Sale of learning simulation software	3,036	11,522
- Business start-up training services	4,344	5,223
- Others	8,178	9,760

Total net revenues	117,548	130,988

Cost of sales
Cost of services and others	(43,796)	(50,540)
Cost of tangible goods sold	(4,538)	(6,872)

Total cost of sales	(48,334)	(57,412)

Gross profit	69,214	73,576

Operating expenses
Selling expenses	(24,517)	(34,910)
General and administrative expenses	(16,778)	(19,468)

Total operating expenses	(41,295)	(54,378)
Other operating income	806	1,912

Operating income	28,725	21,110
Impairment loss from long-term investments	—	(679)
Interest income	2,020	1,531
Interest expense	(555)	(1,049)
Exchange gain	2,462	128

Income before income taxes	32,652	21,041
Income tax expense	(6,150)	(4,620)
Loss from equity method investment	(91)	(153)

Net income	26,411	16,268
Net income attributable to noncontrolling interest	(121)	(1,333)

Net income attributable to China Distance Education Holdings Limited	26,290	14,935

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.192	0.113
Diluted	0.190	0.112

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.767	0.453
Diluted	0.759	0.448

Weighted average shares used in calculating net income per share:
Basic	136,497,929	131,432,211
Diluted	138,465,944	133,203,255

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended September 30,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	13,085	16,555
Share-based compensation expense in cost of sales	40	43
Non-GAAP cost of sales	13,045	16,512

Selling expenses	6,175	8,906
Share-based compensation expense in selling expenses	21	22
Non-GAAP selling expenses	6,154	8,884

General and administrative expenses	4,841	6,037
Share-based compensation expense in general and administrative expenses	442	581
Non-GAAP general and administrative expenses	4,399	5,456

Gross profit	25,154	25,153
Share-based compensation expenses	40	43
Non-GAAP gross profit	25,194	25,196

Gross profit margin	65.8%	60.3%
Non-GAAP gross profit margin	65.9%	60.4%

Operating income	14,583	10,538
Share-based compensation expenses	503	646
Non-GAAP operating income	15,086	11,184

Operating margin	38.1%	25.3%
Non-GAAP operating margin	39.5%	26.8%

Net income	12,225	5,866
Share-based compensation expense	503	646
Impairment loss from long-term investments	—	679
Non-GAAP net income	12,728	7,191

Net income margin	32.0%	14.1%
Non-GAAP net income margin	33.3%	17.2%

Net income per share—basic	0.093	0.044
Net income per share—diluted	0.092	0.044
Non-GAAP net income per share—basic	0.097	0.055
Non-GAAP net income per share—diluted	0.096	0.054

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.370	0.178
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.369	0.177
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.387	0.219
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.385	0.218

Weighted average shares used in calculating basic net income per share	131,546,652	131,517,541
Weighted average shares used in calculating diluted net income per share	132,362,078	132,197,374
Weighted average shares used in calculating basic non-GAAP net income per share	131,546,652	131,517,541
Weighted average shares used in calculating diluted non-GAAP net income per share	132,362,078	132,197,374

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Year Ended September 30,
	2016	2017
	(Unaudited)	(Unaudited)
Cost of sales	48,334	57,412
Share-based compensation expense in cost of sales	162	164
Non-GAAP cost of sales	48,172	57,248

Selling expenses	24,517	34,910
Share-based compensation expense in selling expenses	84	85
Non-GAAP selling expenses	24,433	34,825

General and administrative expenses	16,778	19,468
Share-based compensation expense in general and administrative expenses	1,769	1,862
Non-GAAP general and administrative expenses	15,009	17,606

Gross profit	69,214	73,576
Share-based compensation expenses	162	164
Non-GAAP gross profit	69,376	73,740

Gross profit margin	58.9%	56.2%
Non-GAAP gross profit margin	59.0%	56.3%

Operating income	28,725	21,110
Share-based compensation expenses	2,015	2,111
Non-GAAP operating income	30,740	23,221

Operating margin	24.4%	16.1%
Non-GAAP operating margin	26.2%	17.7%

Net income	26,290	14,935
Share-based compensation expense	2,015	2,111
Impairment loss from long-term investments	—	679
Non-GAAP net income	28,305	17,725

Net income margin	22.4%	11.4%
Non-GAAP net income margin	24.1%	13.5%

Net income per share—basic	0.192	0.113
Net income per share—diluted	0.190	0.112
Non-GAAP net income per share—basic	0.207	0.135
Non-GAAP net income per share—diluted	0.204	0.133

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.767	0.453
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.759	0.448
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.829	0.539
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.818	0.532

Weighted average shares used in calculating basic net income per share	136,497,929	131,432,211
Weighted average shares used in calculating diluted net income per share	138,465,944	133,203,255
Weighted average shares used in calculating basic non-GAAP net income per share	136,497,929	131,432,211
Weighted average shares used in calculating diluted non-GAAP net income per share	138,465,944	133,203,255

Note 1: Each ADS represents four ordinary shares